UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gevo, Inc.

File No. 001-35073 -- CF# 31219

Gevo, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 23, 2014.

Based on representations by Gevo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.1	through March 15, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O’Neill
Deputy Secretary